                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  ARIBA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   04033V104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Thomas P. Shanahan
                            Chief Financial Officer
                          Agile Software Corporation
                       One Almaden Boulevard, 12th Floor
                              San Jose, CA  95113

                                   Copy to:

                    Gregory M. Gallo and Bruce E. Schaeffer
                       Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                            Palo Alto, CA 94301-1809
                                 (650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 29, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

  NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------
  CUSIP NO.0433V104
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Agile Software Corporation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Tax ID Number:     77-0397905

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
                                                   (a) [_]
                                                   (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                     [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,366,384 (pursuant to the Company Voting Agreement
     OWNED BY             dated January 29, 2001 and incorporated by reference
                          as Exhibit 2 to this Schedule 13D)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          NONE
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      REPORTING PERSON                                            29,366,384
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12
      EXCLUDES CERTAIN SHARES*                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              11.7%
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                                     CO
14

------------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agile Software Corporation that it is the beneficial owner of any of the Common Stock of Ariba, Inc. referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                 SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.002 per share (the "Common Stock") of Ariba, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 1565 Charleston Road, Mountain View, CA 94043.

Item 2.  Identity and Background.
         -----------------------
          (a) The name of the person filing this statement is Agile Software Corporation, a Delaware corporation ("Agile").

          (b) The address of the principal office and principal business of Agile is One Almaden Boulevard, San Jose, CA 95113. The business address of each of Agile's directors and executive officers (other than Klaus-Dieter Laidig, James L. Patterson and Nancy J. Schoendorf), as of the date hereof is c/o Agile Software Corporation, One Almaden Boulevard, San Jose, CA 95113. The business addresses as of the date hereof of Klaus-Dreter Laidig (director) is Taunusstrassee 8, Bobligen, Germany D-71032; James L. Patterson (director) is 356 Bachman Court, Los Gatos, California 95030; and Nancy J. Schoendorf (director) is c/o Mohr, Davidow Ventures, 2775 Sand Hill Road, Building 1, Suite 240, Menlo Park, California 94025.

          (c) Agile provides business-to-business manufacturing commerce solutions and products that enable supply chain partners to communicate and collaborate over the Internet. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Agile's directors and executive officers, as of the date hereof.

          (d) and (e) During the last five years neither Agile, nor to Agile's knowledge, any person named in Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Agile is a Delaware corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger and Reorganization dated as of January 29, 2001, (the "Merger Agreement"), by and among Issuer, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Issuer ("Merger Sub"), and Agile, and subject to the conditions set forth therein, Merger Sub will be merged with and into Agile (the "Merger") with each share of Agile Common Stock being converted into the right to receive that number of shares equal to 1.35 shares of Issuer Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of Agile, the approval by the Issuer stockholders of the issuance of Issuer Common Stock in the Merger, termination or expiration of any waiting period under any U.S. or foreign antitrust laws and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

          This statement on Schedule 13D relates to a voting agreement between the Agile and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of approval of the Merger and the Merger Agreement.

Item 4.  Purpose of Transaction.
         ----------------------

          (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly owned subsidiary of the Issuer, with and into Agile in a merger in accordance with Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Agile will continue as the surviving corporation and as a wholly owned subsidiary of the Issuer (the "Surviving Corporation"). Holders of outstanding Agile Common Stock will receive, in exchange for each share of Agile Common Stock held by them immediately prior to the Merger, 1.35 shares of the Issuer Common Stock. The Issuer will assume Agile's Stock Option Plans (as defined in the Merger Agreement), each as amended, as well as the outstanding options issued under such plans.

          The Merger Agreement contains customary representations and warranties on the part of the Issuer, Agile and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer and Agile. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid by Agile.

          As an inducement to Agile to enter into the Merger Agreement, certain stockholders (collectively, the "Voting Agreement Stockholders") of the Issuer have entered into a Parent Voting Agreement and Irrevocable Proxy, dated as of January 29, 2001 (the "Voting Agreement"), with Agile and have, by executing the Voting Agreement, irrevocably appointed the members of the Board of Directors of Agile, and each of them, as his or her lawful attorney and proxy. Such proxy gives Agile the limited right to vote each of the 29,366,384 shares (including any shares of Issuer Common Stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the Voting Agreement) of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders (the "Shares") in all matters related to the Merger. The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

          As lawful attorney and proxy of the Voting Agreement Stockholders, Agile (or any nominee of Agile) may exercise all voting, consent and similar rights of a stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of the stockholders the Issuer and in every written consent in lieu of such meeting in favor of approval of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the terms of the Merger Agreement and any action required in furtherance of the consummation of the Merger and against any Competing Transaction or any other matter that could be reasonably expected to delay or not to facilitate approval of the Merger. Agile (or any nominee of Agile) may not exercise the proxy on any other matter except as provided in the Voting Agreement. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Merger, and (ii) the date of the termination of the Merger Agreement pursuant to the terms set forth in the Merger Agreement.

          (c)  Not applicable.

          (d) The directors of the Merger Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) - (i)  Not applicable.

          (j) Other than described above, Agile currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Agile reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
          (a) - (b) As a result of the Voting Agreement, Agile may be deemed to be the beneficial owner of all 29,366,384 shares of the Issuer Common Stock disclosed in this 13D. To the knowledge of Agile, such Issuer Common Stock constitutes approximately 11.7% of the issued and outstanding shares of Issuer Common Stock as of January 29, 2001.

          (c) Neither Agile nor, to the knowledge of Agile, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) - (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          As described in Item 4 above, as an inducement to Agile to enter into the Merger Agreement, the Voting Agreement Stockholders of the Issuer have entered into the Voting Agreement with Agile and have, by executing the Voting Agreement, irrevocably appointed the members of the Board of Directors of Agile, and each of them, as his or her lawful attorney and proxy. Such proxy gives Agile the limited right to vote each of the 29,366,384 Shares in all matters related to the Merger. The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

          The following documents are exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Ariba and Agile Software Corporation, a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in the Merger Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this Schedule 13D will be furnished supplementally to the Commission upon request.)

               2. Form of Company Voting Agreement, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation and certain stockholders of Agile Software Corporation, a Delaware corporation.

               3. Form of Parent Voting Agreement, dated as of January 29, 2001, by and among Agile Software Corporation, a Delaware corporation and certain stockholders of Ariba, Inc., a Delaware corporation.

               4. Stock Option Agreement, dated as of January 29, 2001, by and between Ariba, Inc., a Delaware corporation and Agile Software Corporation, a Delaware corporation.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2001                          AGILE SOFTWARE CORPORATION

                                          By: /s/ Thomas P. Shanahan
                                             ----------------------------
                                             Thomas P. Shanahan

                                  SCHEDULE A

    EXECUTIVE OFFICERS AND OUTSIDE DIRECTORS OF AGILE SOFTWARE CORPORATION.

         NAME                        TITLE                 PRESENT PRINCIPAL OCCUPATION OF       CITIZENSHIP
                                                            EMPLOYMENT, INCLUDING NAME AND
                                                                 ADDRESS OF EMPLOYER
Executive Officers:

Bryan D. Stolle         Chairman of the Board, Chief                      *                        U.S.A.
                        Executive Officer, President

Thomas Shanahan         Executive Vice President,                         *                        U.S.A.
                        Chief Financial Officer

D. Kenneth Coulter      Senior Vice President,                            *                        U.S.A.
                        Worldwide Field Operations

Scott R. Hammond        Vice President, e-Procurement                     *                        U.S.A.
                        and e-Services

Gregory G. Schott       Vice President, Business                          *                        U.S.A.
                        Development

Carol B. Schrader       Vice President, Marketing                         *                        U.S.A.

Dorothy V. Wise         Vice President, Development                       *                        U.S.A.
                        and Support

David Hartzband         Chief Technology Officer                          *                        U.S.A

William Jamaca          Vice President, Customer                          *                        U.S.A.
                        Services

Outside Directors:

Klaus-Dieter Laidig     Director                                Management Consultant              Germany
                                                           Laidig Business Consulting GmbH
                                                              Taunusstrassee 8, Bobligen,
                                                                   Germany D-71032

James L. Patterson      Director                                Independent Consultant             U.S.A.
                                                                356 Bachman Court, Los
                                                                Gatos California 95030

Nancy J. Schoendorf     Director                                    General Partner                U.S.A.
                                                          Mohr, Davidow Ventures, 2775 Sand
                                                          Hill Road, Building 1, Suite 240,
                                                             Menlo Park, California 94025

                                  SCHEDULE B

                         VOTING AGREEMENT STOCKHOLDERS

               NAME                      NUMBER OF SHARES
               ----                      ----------------
               Keith Krach                  18,631,164

               Lawrence Mueller              3,325,271

               Karl C. Kleissner             1,885,004

               Eileen Basho                    200,370

               Robert M. Calderoni                   0

               Paul Hegarty                  2,746,593

               Robert C. Kagle               1,091,540

               Robert E. Knowling               25,000

               John B. Mumford                 484,078

               Hatim A. Tyabji                 977,364

                                 EXHIBIT INDEX
                                 -------------


Exhibit
-------


1. Agreement and Plan of Merger and Reorganization, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation, Silver Merger Corporation, a Delaware corporation and wholly owned subsidiary of Ariba and Agile Software Corporation, a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in the Merger Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this
       Schedule 13D will be furnished supplementally to the Commission upon request.)

2. Form of Company Voting Agreement, dated as of January 29, 2001, by and among Ariba, Inc., a Delaware corporation and certain stockholders of Agile Software Corporation, a Delaware corporation.

3. Form of Parent Voting Agreement, dated as of January 29, 2001, by and among Agile Software Corporation, a Delaware corporation and certain stockholders of Ariba, Inc., a Delaware corporation.

4. Stock Option Agreement, dated as of January 29, 2001, by and between Ariba, Inc., a Delaware corporation and Agile Software Corporation, a Delaware corporation.